SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy Nuclear Finance Holding, Inc.
425 West Capitol Avenue
Little Rock, Arkansas 72201

This certificate is notice that Entergy Nuclear Finance Holding, Inc., an Arkansas corporation (the "Company"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:

Promissory note issued by the Company pursuant to the terms of a Credit Agreement between EWO Holdings, LLC ("EWOH") and the Company, which Credit Agreement (and related Note) were entered on October 13, 2004 (the "Credit Agreement").

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not to exceed $225,000,000 at any time outstanding.
4.

Rate of interest per annum of each security:

EWOH's effective cost of capital, as defined under Rule 52(b) under the Public Utility Holding Company Act of 1935, as determined from time to time by EWOH and notified to the Company, in each case, computed on the basis if a 365 day year for the actual number of days (including the first day, but excluding the last) occurring in the period such interest is payable.

5.	Date of issue, renewal or guaranty of each security: October 13, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.

Date of maturity of each security:

The outstanding principal amount of the Note, and any unpaid interest thereon, shall be due and payable upon demand by EWOH, or if no demand is made, on October 13, 2009.

8.	Name of the person to whom each security was issued, renewed or guaranteed: EWO Holdings, LLC.
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.

Application of proceeds of each security:

To be used by the Company for any lawful business purposes, including to meet its expenses, or to make loans, equity investments or distributions to affiliated businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a. the provisions contained in the first sentence of Section 6 (b):

b. the provisions contained in the fourth sentence of Section 6 (b):

c. the provisions contained in any rule of the

Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

Rule 52(b).

ENTERGY NUCLEAR FINANCE HOLDING, INC. BY: /s/ O.H. Storey III
O.H. Storey III Vice President and Secretary

Date: October 25, 2004